SCHEDULE 13D

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 5)*

                                  BLUEFLY, INC.
                              ---------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                   -------------------------------------------
                         (Title of Class of Securities)

                                    096227103
                                ----------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                   -------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 18, 2000
                               ------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         Continued on following page(s)
                               Page 1 of 75 Pages
                             Exhibit Index: Page 10

                                  SCHEDULE 13D

CUSIP NO. 096227103                                           Page 2 of 75 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [ ]
                                                     b. [X]
3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                    Cayman Islands

                           7        Sole Voting Power
 Number of                                  1,163,097.5**
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   1,163,097.5**
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,163,097.5**

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            19.10%**

14       Type of Reporting Person*

                  OO; IV

**As explained in Item 6, the exact number of Shares and percentage of class is not determinable at this time. Another amendment to this Schedule 13D will be filed when the number of Shares and ownership percentage are determined.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 096227103                                           Page 3 of 75 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  1,163,097.5**
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   1,163,097.5**
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,163,097.5**

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            19.10%**

14       Type of Reporting Person*

                  PN; IA

**As explained in Item 6, the exact number of Shares and percentage of class is not determinable at this time. Another amendment to this Schedule 13D will be filed when the number of Shares and ownership percentage are determined.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 096227103                                           Page 4 of 75 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  1,163,097.5**
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   1,163,097.5**
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,163,097.5**

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            19.10%**

14       Type of Reporting Person*

                  CO

**As explained in Item 6, the exact number of Shares and percentage of class is not determinable at this time. Another amendment to this Schedule 13D will be filed when the number of Shares and ownership percentage are determined.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 096227103                                           Page 5 of 75 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  1,163,097.5**
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   1,163,097.5**
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,163,097.5**

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            19.10%**

14       Type of Reporting Person*

                  OO; IA

**As explained in Item 6, the exact number of Shares and percentage of class is not determinable at this time. Another amendment to this Schedule 13D will be filed when the number of Shares and ownership percentage are determined.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 096227103                                           Page 6 of 75 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  1,201,190**
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   1,201,190**
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,201,190**

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                            [ ]

13       Percent of Class Represented By Amount in Row (11)

                                            19.61%**

14       Type of Reporting Person*

                  IA

**As explained in Item 6, the exact number of Shares and percentage of class is not determinable at this time. Another amendment to this Schedule 13D will be filed when the number of Shares and ownership percentage are determined.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 75 Pages


                  This Amendment No. 5 to Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of Bluefly, Inc. (the "Issuer"). This Amendment No. 5 supplementally amends the initial statement on
Schedule 13D, dated August 6, 1999, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 5 is being filed by the Reporting Persons to report that the Reporting Persons have entered into a Note and Warrant Purchase Agreement with the Issuer. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

                  Item 2.  Identity and Background

                  This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i)      Quantum Industrial Partners LDC ("QIP");

                  (ii)     QIH Management Investor, L.P. ("QIHMI");

                  (iii)    QIH Management, Inc. ("QIH Management");

                  (iv)     Soros Fund Management LLC ("SFM LLC"); and

                  (v)      Mr. George Soros ("Mr. Soros").

                  This Statement relates to the Shares held for the accounts of QIP and SFM Domestic Investments LLC ("SFM Domestic Investments").


                  Item 3.  Source and Amount of Funds or Other Consideration


                  QIP expended approximately $2,904,900 of its working capital to purchase the securities reported herein as being acquired since July 10, 2000 (the date of the last filing on Schedule 13D). SFM Domestic Investments expended approximately $95,100 of its working capital to purchase the securities reported herein as being acquired since July 10, 2000 (the date of the last filing on Schedule 13D).

                  Item 5.  Interest in Securities of the Issuer

                  As explained in Item 6 below, it is not possible to determine at this time the precise number of Shares that may be deemed to be beneficially owned by each of the Reporting Persons because the particular number of Shares of which each of the Reporting Persons may be deemed to be the beneficial owner by virtue of the Securities Purchase Agreement (defined below) is not finally determined. Accordingly, the Reporting Persons will further amend this Schedule 13D when the number of Shares and ownership percentages are determined.

                  Except for the transactions described in Item 6 below, all of which were effected in privately negotiated transactions, there have been no transactions effected with respect to the Shares since July 10, 2000 (the date of the last filing on Schedule 13D) by any of the Reporting Persons.

                  Item   6.   Contracts,    Arrangements,    Understandings   or
Relationships with Respect to Securities of the Issuer

                  On August 18, 2000, QIP and SFM Domestic Investments entered into a Note and Warrant Purchase Agreement (the "Securities Purchase Agreement")

                                                              Page 8 of 75 Pages

with the Issuer (a copy of which is attached hereto as Exhibit Z and incorporated herein by reference in response to this item 6) pursuant to which QIP and SFM Domestic Investments purchased Senior Convertible Notes and Warrants (as defined in the Securities Purchase Agreement) for an aggregate purchase price of $3,000,000.

                  Pursuant to the Securities Purchase Agreement, QIP, SFM Domestic Investments and the Issuer agreed to revise the terms of Warrant Nos. 1 through 6 (the "Original Warrants") to consolidate the Original Warrants into Warrant Nos. 7 and 8 and to cancel Warrant Nos. 1 through 6.

                  Pursuant to Warrant No. 7 (a copy of which is attached hereto as Exhibit CC and incorporated herein by reference to this Item 6), QIP has the right to subscribe for and to purchase up to 314,697.5 shares of Common Stock (as defined in the Securities Purchase Agreement) at a price per share equal to $2.29.

                  Pursuant to Warrant No. 8 (a copy of which is attached hereto as Exhibit DD and incorporated herein by reference to this Item 6), SFM Domestic Investments has the right to subscribe for and to purchase up to 10,302.5 shares of Common Stock (as defined in the Securities Purchase Agreement) at a price per share equal to $2.29.

                  Pursuant to the Senior Convertible Note in the amount of $2,904,900 (a copy of which is attached hereto as Exhibit AA and incorporated herein by reference to this Item 6) QIP is entitled to receive automatically and simultaneously with the Next Round Financing that number of fully paid and non-assessable Next Round Securities (as defined in the Securities Purchase Agreement) obtained by dividing the outstanding principal and accrued and unpaid interest on the Note to the date of conversion by the price per share of the Next Round Securities paid in the Next Round Financing.

                  Pursuant to the Senior Convertible Note in the amount of $95,100 (a copy of which is attached hereto as Exhibit BB and incorporated herein by reference to this Item 6) SFM Domestic Investments is entitled to receive automatically and simultaneously with the Next Round Financing that number of fully paid and non-assessable Next Round Securities (as defined in the Securities Purchase Agreement) obtained by dividing the outstanding principal and accrued and unpaid interest on the Note to the date of conversion by the price per share of the Next Round Securities paid in the Next Round Financing.

                  The foregoing description of the Securities Purchase Agreement, the Warrants, and the Senior Convertible Notes does not purport to be complete and is qualified in its entirety by the terms of each such document which are incorporated herein by reference.

                  Item 7.  Material to be Filed as Exhibits

                  The Exhibit Index is incorporated herein by reference.

                                                              Page 9 of 75 Pages



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: August 25, 2000
                                     QUANTUM INDUSTRIAL PARTNERS LDC

                                     By:      /S/ Michael C. Neus
                                              ---------------------
                                              Michael C. Neus
                                              Attorney-in-Fact


                                     QIH MANAGEMENT INVESTOR, L.P.

                                     By:      QIH Management, Inc.,
                                              its General Partner


                                     By:      /S/ Michael C. Neus
                                              --------------------
                                              Michael C. Neus
                                              Vice President


                                     QIH MANAGEMENT, INC.


                                     By:      /S/ Michael C. Neus
                                              ---------------------
                                              Michael C. Neus
                                              Vice President


                                     SOROS FUND MANAGEMENT LLC


                                     By:      /S/ Michael C. Neus
                                              ---------------------
                                              Michael C. Neus
                                              Deputy General Counsel


                                     GEORGE SOROS


                                     By:      /S/ Michael C. Neus
                                              ---------------------
                                              Michael C. Neus
                                              Attorney-in-Fact

                                                             Page 10 of 75 Pages

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

Y.    Joint Filing Agreement, dated as of August 25, 2000, by and among
      Quantum Industrial Partners LDC, QIH Management  Investor,  L.P.,
      QIH  Management,  Inc.,  Soros  Fund  Management  LLC and  George
      Soros.............................................................      11

Z.    Note and Warrant Purchase Agreement, dated as of August 18, 2000, by and among Bluefly,  Inc., Quantum Industrial  Partners LDC and
      SFM  Domestic  Investments LLC...................................       12


AA.   Bluefly,  Inc.  Senior Convertible  Note, dated  as of August 18,
      2000, in the amount of $2,904,900 in favor of Quantum  Industrial
      Partners LDC.....................................................       44

BB.   Bluefly,  Inc. Senior  Convertible  Note,  dated as of August 18,
      2000,  in  the  amount  of  $95,100  in  favor  of  SFM  Domestic
      Investments LLC..................................................       51

CC.  Warrant No. 7, dated as of August 18, 2000........................       58

DD.  Warrant No. 8, dated as of August 18, 2000........................       67